UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2007

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                Sequential
 Exhibit                                                                              Description                                                                                        Page Number

1.	Press release on Butlernetworks Builds Denmark’s first national Wireless BROADBAND network using Alvarion's Breezeaccess dated June 18th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: June 18th, 2007                                                           By:  /s/ Efrat Makov
        Name: Efrat Makov
                                        Title:CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Butlernetworks Builds Denmark’s first national Wireless
BROADBAND network using Alvarion's Breezeaccess

Danish Carrier Provides Broadband with Alvarion’s Most Widely Deployed
Wireless Platform

Tel Aviv, Israel, June 18, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Butlernetworks, a full solutions provider, has deployed its BreezeACCESS® VL platform for building the first national wireless broadband network in Denmark. Using Alvarion’s VL system, the Danish carrier is providing high-quality data to small and medium businesses as well as large corporate end-customers in Denmark.
Working together with its long-term local partner, UpGrade Communication AB, Butlernetworks has already connected over 1000 businesses, offering broadband services to 50 partners including ISPs, system integrators and operators. Leveraging the network, BreezeACCESS VL also enables technicians to access information and file reports from the field, thereby saving time and improving quality of service (QoS) immensely.
“Offering wireless broadband in Denmark, we needed a reliable vendor that could provide us with an already field-proven and cost-effective solution,” said Søren Støvring-Hallsson, CEO of Butlernetworks. “We chose Alvarion not only for its OFDM technology expertise and leadership in wireless broadband solutions, but for its high standards, flexibility and outstanding service, as well.”
With BreezeACCESS VL’s advanced features such as non-line-of-sight operation, extended reach of more than 30 kilometers, high capacity of up to 54 Mbps, encryption and QoS, triple-play services can be offered to both business and residential subscribers. Operating in the 5 GHz bands, VL supports great flexibility in frequency planning with its 20 MHz channel spacing, automatic clear channel selection (ACCS) and built-in spectrum analyzer, which monitors and avoids noise on any given channel.
"We are pleased that Butlernetworks has chosen us for bringing high-speed wireless broadband access to Denmark,” said Tzvika Friedman president and CEO of Alvarion. “Our BreezeACCESS VL is an ideal solution for enabling Butlernetworks to offer broadband services in the country, providing an alternative broadband network with increased capacity and at affordable rates to all its customers.”

About Butlernetworks

Butlernetworks has built a national broadband network, in order to be Denmark's independent alternative (www.butlernetworks.com). The business concept is exclusively wholesale. Butlernetworks is a full solution provider that offers a large range of solutions to Telco's, internet providers, system integrators, ASP's, and others in need of a market leading solution. Butlernetworks offers sophisticated national coverage. Our infrastructure is a multi-service provider platform which allows providers to offer a fully branded solution to their customers. With Butlernetworks, site owners maximize their revenue potential by supporting all major service providers at their location. Thus customers enjoy the best possible experience and maximum ease of use. We offer our partners and their end-users fast delivery of flexible and future secure connections as well as direct access to high capacity, swift delivery and unsurpassed services with 24 hour surveillance.

About UpGrade Communication AB

UpGrade is a value added distributor of broadband infrastructure products, concentrating on wireless infrastructure and access solutions including relevant services such as site surveys, project management, technical support, training and maintenance to system integrators, operators and ISPs in the Nordic markets. With more than 50.000 outdoor wireless radios installed in the Scandinavian market, UpGrade has an extensive knowledge and field experience in wireless broadband solutions. UpGrade’s head office is in Lund, Sweden, where central functions such as administration and logistics are based. Regional offices in Denmark and Norway manage sales and technical support in the Nordic region.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.